

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 15, 2008

Mark J. Rubash
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, California 94065

      Re: Shutterfly, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2007, as amended
          Filed March 10, 2008
          File No. 001-33031

Dear Mr. Rubash:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director